SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material fact dated September 16, 2014.

MATERIAL FACT

Banco Santander announces that it has reached agreement to acquire the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”) for an amount of 298 million Canadian dollars (approximately €210 million). Santander will pay 11.25 Canadian dollars per share, which represents a premium of 32% on the share price during the last 90 trading sessions. The board of directors of Carfinco has approved the transaction and will recommend to its shareholders that they vote in favour of the same at the general meeting to be called for such purpose.

The impact of the transaction on the Group’s shareholders’ equity is not significant.

Carfinco is a company specializing in automobile financing. This transaction gives continuity to the growth strategy in the consumer finance business.

It is expected that the transaction, which is subject to regulatory authorization, will be concluded in the second half of 2014.

Boadilla del Monte (Madrid), 16 September 2014

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 16, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President